Exhibit 12.1
PATRIOT COAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2009	2008		2007	2006	2005
Ratio of Earnings to Fixed Charges:
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$126,846	$143,643		$(102,209)	$5,967	$19,209
Add:
Fixed Charges	50,226	32,820		14,712	17,096	15,922
Amortization of capitalized interest	268	212		203	157	122
Distributions from equity investees	1,000	–		–	9,935	7,552
Less:
Interest capitalized	(554)	(89)		(464)	(348)	(106)
Distributions on preferred securities of consolidated subsidiaries	–	–		–	–	–
Total earnings	$177,786	$176,586		$(87,758)	$32,807	$42,699

Fixed charges:
Interest expense	$34,392	$21,037		$8,123	$11,419	$9,833
Interest capitalized	554	89		464	348	106
Amortization of capitalized expenses related to indebtedness	3,716	2,611		214	–	–
Rental Expense interest factor	11,564	9,083		6,196	5,685	5,983
Distributions on preferred securities of consolidated subsidiaries	–	–		–	–	–
Noncontrolling Interest share of fixed charges	–	–		(285)	(356)	–
Total fixed charges	$50,226	$32,820		$14,712	$17,096	$15,922
Ratio of earnings to fixed charges	3.5x	5.4x	(1)	N/A	1.9x	2.7x
Coverage deficiency	N/A	N/A		$102,470 (2)	N/A	N/A

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2008 has been adjusted to reflect the retrospective application of authoritative guidance.

(2)	Represents the dollar amount of the coverage deficiency, as earnings are inadequate to cover fixed charges.